UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 29)

                   Under the Securities Exchange Act of 1934

                               PRGX Global, Inc.
                  ------------------------------------------
                               (Name of Issuer)

                      Common Stock, No Par Value Per Share
                      ------------------------------------
                         (Title of Class of Securities)

                                    69357C503
                                    ---------
                                 (CUSIP Number)

                                 Gwen G. Reinke
                           Blum Capital Partners, L.P.
                        909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                 (415) 434-1111
                                 --------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 5, 2012
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 Page 1 of 12



CUSIP NO. 69357C503            SCHEDULE 13D                      Page 2 of 12


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM CAPITAL PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON             94-3205364
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       2,749,234**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  2,749,234**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,749,234**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               10.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                          PN, IA

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * * *



CUSIP NO. 69357C503            SCHEDULE 13D                      Page 3 of 12


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON              RICHARD C. BLUM & ASSOCIATES, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON             94-2967812
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       2,749,234**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  2,749,234**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,749,234**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               10.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              CO

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * * *




CUSIP NO. 69357C503            SCHEDULE 13D                      Page 4 of 12


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC GP II, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3395150
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       2,749,234**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  2,749,234**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,749,234**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               10.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * * *



CUSIP NO. 69357C503            SCHEDULE 13D                      Page 5 of 12


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                BLUM STRATEGIC PARTNERS II, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON             94-3395151
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       2,749,234**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  2,749,234**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,749,234**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               10.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              PN

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * * *



CUSIP NO. 69357C503            SCHEDULE 13D                     Page 6 of 12


Item 1.  Security and Issuer
----------------------------

This Amendment No. 29 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on January 3, 2012 by Blum Capital Partners, L.P., a California limited partnership, ("Blum LP"); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc. "); Blum Strategic GP II, L.L.C., a Delaware limited liability company ("Blum GP II"); Blum Strategic Partners II, L.P., a Delaware limited partnership ("Blum Strategic II"),(collectively, the "Reporting Persons").

This amendment to the Schedule 13D relates to the shares of Common Stock, no par value per share (the "Common Stock") of PRGX Global, Inc., a Georgia corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 600 Galleria Parkway, Suite 100, Atlanta, Georgia 30339-5949.

The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.


Item 2. Identity and Background
--------------------------------

Item 2 of the Schedule 13D is hereby amended and restated in its entirety with the following:

Blum LP is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory services. Blum LP is an investment advisor registered with the Securities and Exchange Commission. The sole general partner of Blum LP is RCBA Inc.


                                  * * * * * *



CUSIP NO. 69357C503            SCHEDULE 13D                     Page 7 of 12


The principal business office address of Blum LP and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:


Name and               Business             Citizenship  Principal Occupation
Office Held            Address                              or Employment
--------------------  ----------------------- ---------  --------------------

Richard C. Blum      909 Montgomery St.        USA      President & Chairman,
President,           Suite 400                          Blum LP
Chairman & Director  San Francisco, CA 94133

Murray McCabe        909 Montgomery St.        USA      Managing Partner,
Managing Partner     Suite 400                          Blum LP
                     San Francisco, CA 94133

Nils Colin Lind      909 Montgomery St.        USA and  Senior Adviser,
Senior Adviser       Suite 400                 Norway   Blum LP
                     San Francisco, CA 94133

Jane J. Su           909 Montgomery St.        USA      Managing Partner,
Managing Partner     Suite 400                          Blum LP
                     San Francisco, CA 94133

David H.S. Chung     909 Montgomery St.        USA      Partner,
Partner              Suite 400                          Blum LP
                     San Francisco, CA 94133

Peter Westley        909 Montgomery St.        USA      Partner,
Partner              Suite 400                          Blum LP
                     San Francisco, CA 94133

Gwen G. Reinke       909 Montgomery St.        USA      Partner, General
Partner, General     Suite 400                          Counsel & Chief
Counsel & Chief      San Francisco, CA 94133            Compliance Officer
Compliance Officer                                      Blum LP

Marc T. Scholvinck   909 Montgomery St.        USA      Managing Partner &
Managing Partner,    Suite 400                          Chief Financial
Chief Financial      San Francisco, CA 94133            Officer,
Officer, Assistant                                      Blum LP
Secretary & Director


                                  * * * * *



CUSIP NO. 69357C503            SCHEDULE 13D                     Page 8 of 12


Blum GP II is a Delaware limited liability company whose principal business is acting as the sole general partner of Blum Strategic Partners II, L.P. ("Blum Strategic II") and also as managing limited partner of Blum Strategic Partners II GmbH & Co. KG ("Blum Strategic KG").

The principal business office address of Blum GP II is 909 Montgomery Street, Suite 400, San Francisco, CA 94133. The names of the managing members and members of Blum GP II, their addresses, citizenship and principal occupations are as follows:

Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Richard C. Blum      909 Montgomery St.        USA      President & Chairman,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Nils Colin Lind      909 Montgomery St.        USA and  Senior Adviser,
Member               Suite 400                 Norway   Blum LP
                     San Francisco, CA 94133

Jane J. Su           909 Montgomery St.        USA      Managing Partner,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

David H.S. Chung     909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Gwen G. Reinke       909 Montgomery St.        USA      Partner, General
Member               Suite 400                          Counsel & Chief
                     San Francisco, CA 94133            Compliance Officer
                                                        Blum LP

Marc T. Scholvinck   909 Montgomery St.        USA      Managing Partner &
Managing Member      Suite 400                          Chief Financial
                     San Francisco, CA 94133            Officer,
                                                        Blum LP

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  * * * * *


CUSIP NO. 69357C503            SCHEDULE 13D                     Page 9 of 12


Item 3.  Source and Amount of Funds or Other Considerations
------------------------------------------------------------

There have been no changes to Item 3 since the Schedule 13D Amendment filed on May 23, 2003.


Item 4. Purpose of Transaction
-------------------------------

On December 5, 2012, Blum LP, RCBA Inc., Blum Strategic II, Blum Strategic KG and BK Capital Partners IV, L.P. (collectively, the "Blum Selling Stockholders"), together with other selling stockholders, entered into that certain Underwriting Agreement (the "Underwriting Agreement") with the Issuer and William Blair & Company, L.L.C. as the representative (the "Representative") of the several underwriters party thereto (the "Underwriters"). Pursuant to the Underwriting Agreement, the Blum Selling Stockholders agreed to sell to the Underwriters, and the Underwriters agreed to buy from the Blum Selling Stockholders, subject to the terms and conditions set forth therein, an aggregate of 2,749,243 shares of Common Stock of the Issuer at a price of $6.0066 per share (net of underwriting discounts and commissions), in an underwritten public offering pursuant to the Issuer's Registration Statement on Form S-3 (Registration No. 333-185027) and the prospectus supplements filed by the Issuer with the Commission on November 27, 2012 and December 6, 2012 (the "Offering"). The Offering is expected to close on December 11, 2012.

In connection with the Offering, each of the Blum Selling Stockholders entered into Lock-Up Letters, dated as of November 27, 2012, (the "Lock-Up Letters") with the Underwriters with respect to any shares not sold in the Offering, pursuant to which, among other things, each Blum Selling Stockholder agreed that it will not, during a period beginning November 27, 2012 and ending 90 days after the date of the final prospectus relating to the Offering, subject to certain exceptions, directly or indirectly: (i) offer, sell (including "short" selling), assign, transfer, encumber, pledge, contract to sell, grant an option to purchase, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise dispose of (or enter into any transaction or device that is designed to, or could reasonably be expected to, result in the disposition at any time in the future of) any shares of Common Stock or securities, options or rights convertible or exchangeable into, or exercisable for, Common Stock held of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by the undersigned, or (ii) enter any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership by the undersigned of any Common Stock.

The information set forth in this Item 4 is qualified in its entirety by reference to the Underwriting Agreement (Exhibit B hereto) and the form of Lock-Up Letter (Exhibit C hereto), each of which is incorporated by reference herein in its entirety.

                                  * * * * * *

CUSIP NO. 69357C503            SCHEDULE 13D                     Page 10 of 12


Item 5.  Interest in Securities of the Issuer
---------------------------------------------

Item 5 of the Schedule 13D is hereby amended as follows:

(a),(b) According to the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 6, 2012, there were 25,410,404 shares of Common Stock issued and outstanding as of October 26, 2012. Based on such information, the Reporting Persons report beneficial ownership of the following shares of Common Stock: (i) 3,088 shares of Common Stock held directly by RCBA Inc., which represents 0.0% of the outstanding shares of the Common Stock; (ii) 14,807 shares of Common Stock held directly by Blum LP, which represents 0.1% of the outstanding shares of the Common Stock; (iii) 1,369 shares of the Common Stock held by Blum LP and RCBA Inc. on behalf of the limited partnerships for which Blum LP serves as the general partner, which represents 0.0% of the outstanding shares of the Common Stock; and (iv) 2,729,970 shares of the Common Stock held by Blum GP II on behalf of the limited partnership for which it serves as the general partner and on behalf of the limited partnership for which it serves as the managing limited partner, which represents 10.8% of the outstanding shares of the Common Stock.


Voting and investment power concerning the above shares are held solely by Blum LP and Blum GP II. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 2,749,234 shares of the Common Stock, which is 10.9% of the outstanding Common Stock. As the sole general partner of Blum LP, RCBA Inc. is deemed the beneficial owner of the securities over which Blum LP has voting and investment power. The filing of this Schedule shall not be construed as an admission that any of the shareholders, directors or executive officers of RCBA Inc. or the managing members and members of Blum GP II, are, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc., or Blum GP II.

(c) The Reporting Persons have not effected any transactions in the Common Stock of the Issuer during the last 60 days.

(d)  Not applicable.

(e)  Not applicable.



                                  * * * * * *

CUSIP NO. 69357C503            SCHEDULE 13D                     Page 11 of 12


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
----------------------------------------------------------------------

Except as set forth elsewhere in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The information set forth in Item 4 above is hereby incorporated by reference in response to this Item 6.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A - Joint Filing Undertaking
Exhibit B - Underwriting Agreement
Exhibit C - Form of Lock-Up Letter


                                  * * * * * *



CUSIP NO. 69357C503            SCHEDULE 13D                     Page 12 of 12


                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 7, 2012


RICHARD C. BLUM & ASSOCIATES, INC.     BLUM CAPITAL PARTNERS, L.P.
                                       By: Richard C. Blum & Associates, Inc.
                                            its General Partner



By: /s/ Gwen G. Reinke                 By: /s/ Gwen G. Reinke
    -------------------------------        ----------------------------------
    Gwen G. Reinke                         Gwen G. Reinke
    Partner, General Counsel &             Partner, General Counsel &
    Chief Compliance Officer               Chief Compliance Officer



BLUM STRATEGIC GP II, L.L.C.           BLUM STRATEGIC PARTNERS II, L.P.
                                       By:  Blum Strategic GP II, L.L.C.,
                                             its General Partner


By: /s/ Gwen G. Reinke                 By: /s/ Gwen G. Reinke
    -------------------------------        ----------------------------------
    Gwen G. Reinke                         Gwen G. Reinke
    Member                                 Member



                                  * * * * * *
CUSIP NO. 69357C503            SCHEDULE 13D                       Page 1 of 1


                                   Exhibit A

                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  December 7, 2012


RICHARD C. BLUM & ASSOCIATES, INC.     BLUM CAPITAL PARTNERS, L.P.
                                       By: Richard C. Blum & Associates, Inc.
                                           its General Partner



By: /s/ Gwen G. Reinke                 By: /s/ Gwen G. Reinke
    -------------------------------        ----------------------------------
    Gwen G. Reinke                         Gwen G. Reinke
    Partner, General Counsel &             Partner, General Counsel &
    Chief Compliance Officer               Chief Compliance Officer



BLUM STRATEGIC GP II, L.L.C.           BLUM STRATEGIC PARTNERS II, L.P.
                                       By:  Blum Strategic GP II, L.L.C.,
                                             its General Partner


By: /s/ Gwen G. Reinke                 By: /s/ Gwen G. Reinke
    -------------------------------        ----------------------------------
    Gwen G. Reinke                         Gwen G. Reinke
    Member                                 Member